Sidekick Technologies, Inc
Business Plan
Prepared for Netcapital Offering
04/05/17

I. Executive Summary

Home maintenance can be one of the most stressful parts of owning a home. From painting rooms, to fixing leaky faucets, to regular, seasonal maintenance, the home "to do" list can get long and expensive very quickly. Adding to this stress for homeowners is the challenge of finding qualified, reliable tradesmen to do the job needed. Even the process itself of managing bids, scheduling jobs and paying for completion can be extremely time consuming and inconvenient for the homeowner. In the end, the homeowner is often left discouraged and longing for a more convenient, more enjoyable experience.

Sidekick is a home improvement concierge service, acting as a trusted advisor and single point of contact for homeowners to manage all their home improvement needs. Combining 10 years of concierge handyman experience with a track record in building community-based businesses, the Sidekick team has a simple mission – to inspire people to do more for their home by simplifying the process for homeowners and allowing contractors to focus on what they do best.

II. Company Description

Sidekick decided it was time to take a different approach to a problem no company has been able to solve – dramatically changing the home improvement process. Introducing *The Sidekick* – a locally based concierge to manage all home improvement needs. Whether it's on a project basis or through a home property management program, the Sidekick is a homeowner's single point of contact to manage everything from sourcing bids, to selecting contractors, to invoicing and issue resolution. Not only does the Sidekick act as a trusted advisor on behalf of the homeowner throughout the process, they also provide much needed administrative support to a pre-qualified community of contractors, allowing them to work better, faster, and cheaper.

III. Market Context & Analysis

The chore of home improvement is cumbersome, unenjoyable, and uninspiring; often requiring far too much of a homeowner's time and energy. The home improvement industry is massive but the current model is broken – characterized by a lack of trust, unreliability and an inefficient, outdated process. With this as context, Sidekick constantly asks…:

i. Why is it so hard to know how to start a project?
ii. Why is it so hard to find trustworthy, local contractors?
iii. Why is it so hard to get more than just a referred list of contractors to call?

iv. Why are all contractors' bids so different?
v. Why does every project require so much of time?
vi. Why is it so hard to get help throughout the project process?
vii. Why is it so hard to get someone to manage all home improvement projects?

IV. Competitive Landscape

The competitive landscape for home improvement services can be categorized into three primary segments: Generalist (e.g. – Home Advisor, Houzz), Specialist (e.g. – Paintzen) and Referral platforms (e.g.- Angie's List, Thumbtack). The companies in each of these segments are trying to carve out their space in the $800 billion home improvement industry. Despite the players in the market, however, critical "white space" still exists.



Sidekick believes success in this space hinges on two key characteristics: 1) a relationship-focus and 2) a hyperlocal approach. This is why Sidekicks are in market, acting as a trusted advisor for homeowners to deliver a simple, convenient approach to home improvement.

If one were to map the current segments to understand where relationship/local touch measures with scope of services offered, a new segment emerges – concierge/services (see chart). Front and center in this segment is the role of the Sidekick – an in market, experienced contractor providing a concierge-level service to homeowners and contractors.

V. Marketing and Sales Strategy

Sidekick uses what it calls a "pod growth strategy" to drive market expansion. Simply put, this means a community-driven approach with a focus on densely populated, affluent suburban areas ("the pod") where home improvement offerings are fragmented yet no dominant player exists.

Household services are still a very localized need, making it hard for even the most credible players nationally to succeed locally. This is why the Sidekicks are in market, with local knowledge and experience that allows them to execute more effectively on a ground up approach. A great example of this local advantage is in the Sidekick's ability to build out a local bench of qualified and vetted contractors across a range of service lines. In addition, for each market entered, Sidekick follows an established marketing playbook to leverage everything from local influencers, to social media, to targeted PR and community events – all to drive awareness and word of mouth.

VI. Team

The founding team relies on a range of experiences and backgrounds to drive the business forward.

- **ALEX ARATA**: After graduating Babson's MBA program in 2006, Alex took a role as a Strategy Consultant in Accenture's Marketing Sciences division – the precursor to today's Accenture Interactive – where he developed digital strategies for major brands including HP, Frito Lay and Chrysler. From there, Alex joined a former Accenture Managing Director as part of the founding team at MoFilm, a global creative crowd sourcing platform taking aim at reinventing the traditional advertising agency model. MoFilm sold in the summer of 2015, allowing Alex to use his experience building community-based businesses to start Sidekick in 2016. His focus at Sidekick is on strategy, marketing and business development.
- **ANDREW AUSTIN**: After graduating Babson's MBA program in 2006, Andrew worked at The Home Depot's headquarters as a member of its Business Leadership Program, focusing on Store Operations. Most recently, Andrew spent the past ten years at Reebok International as its head of Business Planning, responsible for implementing long-term growth plans for all Reebok's international markets including Dubai, India, China, Russia, Japan, Korea, Europe and South America. Andrew left Reebok in 2016 to join Sidekick focusing on new market strategy and operations.
- **DAVE DOMBROSKI**: An accomplished musician, handyman and entrepreneur, Dave started and operated his own concierge handyman business for the past 10 years – providing the seed idea for current day Sidekick. Dave is a skilled tradesman with a vision for heightened customer service. In his current role at Sidekick, Dave is the "face of the company" and oversees all full-time field Sidekicks, training and workforce community development.

VII. Scope of Service & Business Model

Pricing home improvement jobs of any size is often a subjective exercise that leaves the homeowner wondering if the pricing is fair and accurate. Sidekick lives by the axiom of "bill the job, not the address." With this in mind, the Sidekicks use their industry experience and local market knowledge to manage the bidding process on behalf of the homeowner making sure every job is priced appropriately.

Sidekick currently generates all of its activity through Facebook, website, email, phone and word of mouth/retention. Depending on the size and number of projects, homeowners can engage with a Sidekick in three different ways:

I.   CORE: project-based
II.   MANAGEMENT: property management membership
III.   ADVISORY: consultative role on mid-to-large size projects

The Core model is a project-based approach that is free to the homeowner. Sidekick makes its money on the cost side of the equation by establishing a fair and accurate pre-estimate with the homeowner, allowing them to leverage economies of scale with their curated community. Projects serviced under this approach include everything from leaky faucets to TV mountings to bathroom makeovers.

Sidekick recently launched a home property <u>Management</u> approach to drive retention and build lasting relationships with its homeowners. For an annual fee, participating members will get preferred scheduling, regular consultations and walk-throughs with Sidekicks, and other prime benefits. It's Sidekick's version of Amazon Prime.

The <u>Advisory</u> service gives homeowners a trusted advisor and advocate on larger renovations and remodels for a small management fee. Projects serviced under this approach include large kitchen renovations, additions and commercial renovations.

VIII.   Future State

Sidekick sees future growth opportunities for the business falling into two primary categories:

a. *Market Expansion:* With every new market entered, Sidekick sharpens and refines its playbook for growth. An accompanying scorecard identifies key performance metrics that help make adjustments real time should certain areas be underperforming. This approach establishes a model that is more easily replicable in any given market and backed by proven results.

b. *Franchising*: Given the hyperlocal, relationship-focus of the Sidekick model, developing a franchising approach and leveraging motivated entrepreneurs is a viable means to scale the business in the right markets. The aforementioned playbook and scorecard would serve as foundation for the franchise materials needed to standardize a new market strategy and operations in the growing franchise market.